FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update





Acambis announces results of ChimeriVax-JE bridging study; on track to commence Phase lll trials in 2005


Cambridge, UK and Cambridge, Massachusetts - 23 August 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) today announces results of a "bridging" trial of ChimeriVaxTM-JE, its investigational vaccine against Japanese encephalitis. Successful completion of the trial ensures that Acambis is on track to initiate pivotal Phase lll testing of the vaccine before the end of 2005.

A bridging study was undertaken following scale-up to commercial scale manufacture of ChimeriVax-JE at Acambis' plant in Canton, MA. Results from the trial demonstrate, on average, a 96% seroconversion to JE-neutralising antibodies after a single dose of ChimeriVax-JE vaccine in all trial subjects, which is consistent with the profile seen in the Phase l and ll trials previously conducted. Results from the trial have also enabled Acambis to define the vaccine dose level for Phase III clinical studies.

In addition to the bridging study, Acambis has been conducting supplementary Phase ll trials to provide a comprehensive database to support its product licence application. Data generated on duration of immunity 12 months after vaccination has enabled Acambis to take a single-dose product to Phase lll testing.

One additional Phase II study was recently completed, which was designed to investigate the effect of administering ChimeriVax-JE in three different regimens: before, after or at the same time as yellow fever 17D vaccine. This study was conducted since the ChimeriVax technology uses an attenuated yellow fever 17D backbone. No clinically significant interactions were observed and high levels of neutralising antibodies to both JE and yellow fever were found in all three treatment groups.

Gordon Cameron, Chief Executive Officer of Acambis, said:

"As a result of our strategy of investing in our pipeline to drive the development of our products, we have seen significant progress in the development of ChimeriVax-JE. In addition, by bringing manufacture of ChimeriVax-JE in-house, we are able to retain as much control and value over our own products as possible. The bridging trial has validated our in-house manufacturing process and we have successfully crossed this major hurdle in the development of ChimeriVax-JE, which is one of our key development programmes. We are now looking forward to initiating our pivotal Phase lll trials before the end of the year."

                                     -ends-

Enquiries:


Acambis plc

Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
David Lawrence, Chief Financial Officer: Tel: +44 (0) 1223 275 300 Lyndsay Wright, VP, Communications and Investor Relations:
                                         Tel +44 (0) 1223 275 300


Financial Dynamics

David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Rick Factors" in the 2004 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.






                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 23 August 2005                         ACAMBIS PLC





                                By:  /s/ Lyndsay Wright
                                Name: Lyndsay Wright
                                Title: VP, Communications and Investor Relations